UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

POST HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

737446104

(CUSIP Number)

William P. Stiritz
790 Briar Hill Road
Belleville, Illinois 62223
618-398-7781

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 737446104	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON WILLIAM P. STIRITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF / OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,898,397
	8	SHARED VOTING POWER 313,164
	9	SOLE DISPOSITIVE POWER 3,898,397
	10	SHARED DISPOSITIVE POWER 313,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,211,561
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.27
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 737446104	Page 3 of 6 Pages

Item 1.    Security and Issuer.
The title and class of equity securities to which this Schedule 13D relates is Common Stock (the “Common Stock”) of Post Holdings, Inc., a Missouri corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2503 S. Hanley Road, St. Louis, Missouri 63144.
Item 2.    Identity and Background.

(a)	This statement is being filed by William P. Stiritz (the “Reporting Person”), individually.

(b)	The business address of the Reporting Person is 790 Briar Hill Road, Belleville, Illinois 62223, United States of America.

(c)	The Reporting Person’s present principal occupation is Chairman of the Board of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.
Item 3.    Source and Amount of Funds or Other Consideration.
The Reporting Person was an executive officer of the Issuer and is the Chairman of the Board of Directors of the Issuer, and received compensation in the form of shares of Common Stock of the Issuer pursuant to stock options and restricted shares of Common Stock of the Issuer granted pursuant to the terms of the Issuer’s equity compensation plans. In addition, the Reporting Person used personal funds to purchase shares of Common Stock of the Issuer.
Item 4.    Purpose of Transaction.
See Item 3 above.
The Reporting Person may acquire additional shares of Common Stock and other securities of the Issuer from time to time, on account of his service to the Issuer as a director.
Other than as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to acquire additional shares of Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

SCHEDULE 13D

CUSIP No. 737446104	Page 4 of 6 Pages

Item 5.    Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 4,211,561 shares of Common Stock of the Issuer, representing approximately 6.27% of the Issuer’s outstanding shares of Common Stock, which includes 2,316,666 shares of Common Stock of the Issuer which could be acquired within sixty days of the date hereof pursuant to the exercise of stock options.

The Reporting Person beneficially owns shares of Common Stock of the Issuer directly (3,429,028 shares, which includes the right to acquire 2,316,666 shares pursuant to vested stock options) and through (1) The Wildwood Trust, of which the Reporting Person is Trustee (469,369 shares), his spouse, Susan Stiritz (250,073 shares), his adult child, Rebecca Stiritz (30,000 shares), and his adult son, Nick Stiritz (33,091 shares).

(b)
The number of shares as to which there is sole power to vote or to direct the vote is 3,898,397. The number of shares as to which there is the shared power to vote or to direct the vote is 313,164. The number of shares as to which there is sole power to dispose or to direct the disposition is 3,898,397. The number of shares as to which there is shared power to dispose or direct the disposition is 313,164. The Reporting Person shares voting and disposition rights with his spouse with respect to 250,073 shares and shares voting and disposition rights with his two adult children with respect to 63,091 shares.

Susan Stiritz’s address is 790 Briar Hill Road, Belleville Illinois 62223. Mrs. Stiritz is a professor at Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri 63130. During the last five years, Mrs. Stiritz has not been convicted in a criminal proceeding. During the last five years, Mrs. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Mrs. Stiritz is a citizen of the United States.
Rebecca Stiritz’s address is 790 Briar Hill Road, Belleville Illinois 62223. Ms. Stiritz is a psychologist in private practice in Greenwich, Connecticut. During the last five years, Ms. Stiritz has not been convicted in a criminal proceeding. During the last five years, Ms. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Ms. Stiritz is a citizen of the United States.
Nick Stiritz’s address is 5905 Christie Avenue, Emeryville, California 94608. Mr. Stiritz is a Senior Brand Manager at Premier Nutrition Corporation, 5905 Christie Avenue, Emeryville, California 94608. During the last five years, Mr. Stiritz has not been convicted in a criminal proceeding. During the last five years, Mr. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Mr. Stiritz is a citizen of the United States.

(c)	The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows:

•	On October 9, 2016, stock options representing 333,333 shares of the Issuer’s Common Stock held by the Reporting Person vested.

•	On October 15, 2016, stock options representing 200,000 shares of the Issuer’s Common Stock held by the Reporting Person vested.

•	On November 21, 2016, the Reporting Person exercised stock options to purchase 300,000 shares of the Issuer’s Common Stock for a price of $31.25 per share.

•
On November 21, 2016, the Reporting Person’s spouse purchased 100,000 shares of the Issuer’s Common Stock at a weighted average exercise price of $75.6818. These shares were purchased in multiple transactions at prices ranging from $72.08 to $77.41 per share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

SCHEDULE 13D

CUSIP No. 737446104	Page 5 of 6 Pages

•
On November 21, 2016, the Reporting Person’s daughter purchased 10,000 shares of the Issuer’s Common Stock at a weighted average exercise price of $74.4755. These shares were purchased in multiple transactions at prices ranging from $72.24 to $75.72 per share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

•
On November 21, 2016, the Reporting Person’s son purchased 10,000 shares of the Issuer’s Common Stock at a weighted average exercise price of $74.4451. These shares were purchased in multiple transactions at prices ranging from $72.16 to $75.87 per share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(d)
Except for the Reporting Person’s spouse and children, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any shares of Common Stock reported as owned by him in this Item 5 above.

(e)	Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Person holds options to purchase 2,650,000 shares of the Issuer’s Common Stock awarded to him as a director and former Chief Executive Officer of the Issuer, subject to option agreements, the forms of which have been filed with the SEC by the Issuer.
Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description

*10.1	Non-Qualified Stock Option Agreement for Mr. Stiritz, effective as of May 29, 2012 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on May 31, 2012)
*10.2	Non-Qualified Stock Option Agreement for Mr. Stiritz, effective as of October 15, 2013 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 17, 2013)
*10.3	Non-Qualified Stock Option Agreement for Mr. Stiritz, effective as of October 9, 2014 (Incorporated by reference to Exhibit 10.47 to the Issuer’s Form 10-K filed on November 28, 2014)

* Incorporated by reference

SCHEDULE 13D

CUSIP No. 737446104	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2016	/s/ William P. Stiritz
William P. Stiritz